UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GENERATION ZERO GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

37148T101

(CUSIP Number)

Phoenix Restructuring, Inc.

G. Thomas Lovelace

Hoyt Lowder

Cynthia S. White

P.O. Box 435, Mineral Springs, NC 28108

Telephone: (470) 809-0707

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Phoenix Restructuring, Inc.

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Delaware

| 7 | Sole Voting Power (see Item 3 and Item 5 below) 14,000,000 shares of Common Stock

Number of Shares Beneficially Owned by Each Reporting Person With

| 8 | Shared Voting Power 0 shares of Common Stock
| 9 | Sole Dispositive Power 14,000,000 shares of Common Stock

| 10 | Shared Dispositive Power
0 shares of Common Stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
14,000,000 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
27.63% of the outstanding Common Stock (based on 50,674,195 shares of issued stock)

| 14 |	Type of Reporting Person
CO

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

G. Thomas Lovelace

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power (see Item 3 and Item 5 below) 943,377 shares of Common Stock

Number of Shares Beneficially Owned by Each Reporting Person With

| 8 | Shared Voting Power 0 shares of Common Stock
| 9 | Sole Dispositive Power 943,377 shares of Common Stock

| 10 | Shared Dispositive Power
0 shares of Common Stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
943,377 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
1.86% of the outstanding Common Stock (based on 50,674,195 shares of issued stock)*

| 14 |	Type of Reporting Person
IN

* Includes 687,500 shares of common stock of the Company issuable to Mr. Lovelace upon conversion of the principal amount of $55,000 in outstanding Convertible Promissory Notes held by Mr. Lovelace ($55,000 of which is held through his retirement account), which allow Mr. Lovelace the right to convert such notes into common stock at the rate of $0.08 per share (not including the conversion of any accrued and unpaid interest, which convert into common stock at the same rate as the principal owed under the notes).

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Hoyt Lowder

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power (see Item 3 and Item 5 below) 234,398 shares of Common Stock

Number of Shares Beneficially Owned by Each Reporting Person With

| 8 | Shared Voting Power 0 shares of Common Stock
| 9 | Sole Dispositive Power 234,398 shares of Common Stock

| 10 | Shared Dispositive Power
0 shares of Common Stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
234,398 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
0.46% of the outstanding Common Stock (based on 50,674,195 shares of issued stock)

| 14 |	Type of Reporting Person
IN

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Cynthia S. White (Note: this Reporting Person has also filed a separate Schedule 13D)

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power (see Item 3 and Item 5 below) 2,498,977 shares of Common Stock

Number of Shares Beneficially Owned by Each Reporting Person With

| 8 | Shared Voting Power 0 shares of Common Stock
| 9 | Sole Dispositive Power 2,498,977 shares of Common Stock

| 10 | Shared Dispositive Power
0 shares of Common Stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
2,542,328 shares of Common Stock (Includes 52,351 shares held by the spouse of the Reporting Person, which the Reporting Person is deemed to beneficially own)

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
5.02% of the outstanding Common Stock (based on 50,674,195 shares of issued stock)

| 14 |	Type of Reporting Person
IN

EXPLANATORY NOTE: This Amendment No. 1 (the “Amendment” amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2014, by Phoenix Restructuring, Inc.(the “Reporting Person”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.  Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On December 15, 2014, the Company issued a Convertible Note to G. Thomas Lovelace (Director of Phoenix) with a maximum potential conversion of 687,500 shares.  Maturity of the note is December 14, 2016.

  Item 5. Interest in Securities of the Issuer

(a)

Phoenix beneficially owns 14,000,000 shares of common stock of the Issuer, which represents 27.63% of the outstanding common stock of the Issuer based on 50,674,195 outstanding shares as of the date of this filing. Mr. Lovelace owns 943,377 shares of common stock of the Issuer, which represents 1.86% of the outstanding common stock of the Issuer. Mr. Lowder owns 234,398 shares of common stock of the Issuer, which represents 0.46% of the outstanding common stock of the Issuer. Ms. White owns 2,542,328 shares of common stock of the Issuer, which represents 5.02% of the outstanding common stock of the Issuer.

(b)

Phoenix holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 14,000,000 shares of common stock. Mr. Lovelace holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 943,377 shares of common stock. Mr. Lowder holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 234,398 shares of common stock. Ms. White holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 2,498,977 shares of common stock, and her spouse 52,351 shares.   The executive team of Phoenix, including Ms. White as CEO/President, and Mr. Lovelace and Mr. Lowder as the only two directors, collectively have the power to direct the decisions and management of Phoenix.

(c)	Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d)

Mr. Lovelace and Mr. Lowder, the only two board members of Phoenix, have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock beneficially owned by Phoenix.

(e)	N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2015

By:	/s/ Cynthia S. White
Cynthia S. White, CEO